**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**March 17, 2020**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES ACT OF 1933**

**MagnaChip Semiconductor Corp.**
**File No. 333-126019-09**

**MagnaChip Semiconductor S.A.**
**File No. 333-126019**

**CF#37356**

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MagnaChip Semiconductor Corp. and MagnaChip Semiconductor S.A. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-4 registration statement filed on June 21, 2005.

Based on representations by MagnaChip Semiconductor Corp. and MagnaChip Semiconductor S.A. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

        Exhibit 10.27        through March 18, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa A. Countryman
Secretary